

Mail Stop 3561

November 9, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Philip A. Shiels
Chief Financial Officer
ASI Entertainment, Inc.
954 Lexington Ave. Suite 242
New York, NY 10021

> **Re: ASI Entertainment, Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **File No. 000-27881**

Dear Mr. Shiels:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2009

Item 7. Management's Discussion and Analysis or Plan of Operation

Results and Plan Operations

Year Ended June 30, 2009 Compared With Year Ended June 30, 2008, page 8
1. Please tell us in your response and expand your disclosure in your amended filing to indicate why license revenue of $300,000 decreased during fiscal 2009.

Going Concern Question, page 9
2. Please expand this discussion to specifically state that the auditor's report expresses substantial doubt about your ability to continue as a going concern.

Item 9A. Controls and Procedures, page 13

3. You have not provided management's assessment of internal control over financial reporting as required by Item 308 of Regulation S-K. Please file an amended Form 10-K to include such assessment.

4. Further, as you did not present the appropriate number of years of financial statements and you excluded your assessment of internal control over financial reporting from your Form 10-K, your assessment of disclosure controls and procedures as "effective" is not appropriate. Please reassess the effectiveness of disclosure controls and procedures accordingly in your amended Form 10-K.

5. As a related matter, since you are required to present management's evaluation of the effectiveness of internal controls over financial reporting, please revise the certifications presented in Exhibits 31.1 and 31.2 to include the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification that refers to the certifying officer's responsibility for designing, establishing and maintaining internal control over financial reporting. Your current certification includes only the language related to disclosure controls and procedures.

Financial Statements

General

6. We note you have provided an audited balance sheet for the year ended June 30, 2009 only. Please note the Article 8-02 of Regulation S-X, which sets forth the reporting requirements for Smaller Reporting Companies, requires the presentation of an audited balance sheet as of the end of each of the most recent two fiscal years. Please file an amended Form 10-K to include the required financial statements.

7. As a related matter, please file a revised audit opinion to reference all financial
    statements presented in your amended Form 10-K.

8. In this regard, we note that the company is located in Australia, whereas your
    accountant is located in Aurora, Colorado. Please describe to us in detail how the
    audit was conducted. That is, please tell us where your officers, your executive
    offices and your books and records are located and where and how your auditor
    conducted his detailed audit work.

9. Please revise your financial statement presentation for compliance with Rule 4-08(k)
    of Regulation S-X, by analogy. Specifically, while your discussion of related party
    transactions in Note 2 includes the income statement and balance sheet effects, you
    have not specifically identified all amounts associated with these related party
    transactions on the face of your balance sheet, income statement, or statement of cash
    flows.

Balance Sheet, page F-2

10. Your current balance sheet does not balance. Please revise your presentation so that
    total assets equal total liabilities and stockholders' equity. We may have further
    comments upon review of your revised financial statements.

Income Statement, page F-3

11. We note the recognition of a $300,000 license fee in fiscal 2008. Please describe this
    transaction in detail. Identify the counterparty and tell us the date or dates upon
    which cash was received for the original receivable. Describe the significant
    contractual terms of the agreement (i.e. the significant rights and obligations
    thereunder) and provide us with a copy of the written agreement. A copy of that
    agreement should also be filed as an exhibit to your amended Form 10-K as should
    any subsequent amendments or changes to the original contract or counterparty.

12. Supplementally and in detail, tell us why it was appropriate to recognize all related
    revenue in fiscal 2008. We may have further comments upon review of your
    response.

13. Finally, your business section should be revised to clearly disclose and describe this
    transaction. In addition, the license agreement and your related revenue recognition
    policy should be described in detail in the footnotes to the financial statements.

14. When presenting earnings per share, please round these figures to two decimal points.

Statement of Cash Flows, page F-5

15. Please revise this statement to be consistent with the revisions to your balance sheet. In addition, refer to your presentation of cash flows from financing activities. The issuance of common stock for cash is inconsistent in amount with your Statement of Stockholders' Equity for fiscal 2008. Further, it appears that the issuance of stock for debt retirement would constitute a noncash financial transaction. Please revise to present a cash flow statement that complies with GAAP.

Notes to Consolidated Financial Statements

Note 1 – Organization, Operation and Summary of Significant Accounting Policies

Stock Options, page F-8
16. Your current policy indicates you apply APB 25 and related interpretations with regard to accounting for stock options. The application of APB 25 is specifically prohibited by SFAS 123(R), effective for small business issuers as of the beginning of the first interim or annual reporting period that began after December 15, 2005. Please evaluate how the adoption SFAS 123(R) at July 1, 2006 impacts your financial statements and provide a summary of such evaluation in your response. If you determine that the impact is material, revise your financial statements accordingly. If you determine that the impact is not material, please include your materiality assessment for us in your response. This assessment should be performed using the guidelines in SAB Topic 1M.

17. As a related matter, please update your policy in Note 4 – Stockholders' Equity related to non-employee stock options. SFAS 123 was superseded by SFAS 123 (R). Please perform an assessment related to non-employee stock options similar that requested for employee stock options, above.

Note 2 – Related Party Transactions, page F-10

18. We note that you converted $250,000 of related party payables into 8,333,333 shares of common stock ($0.03 per share) during 2009. Please tell us how you determined the conversion rate of $0.03 per share, and how such value compared with the market value of your common stock at the time of conversion. Further, if $0.03 differed from the market value at the date of conversion, please tell us how you recorded any related gain or loss on the transaction.

19. You state that you owed related parties $209,000 as of June 30, 2009. Please reconcile this figure to the related party disclosures on the face of the balance sheet and revise or advise.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief